UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-23264

EMMIS COMMUNICATIONS CORPORATION
(Exact name of registrant as specified in its charter)
One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204 Tel: (317) 266-0100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A common stock, $0.01 par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)☒
Rule 12g-4(a)(2)☐
Rule 12h-3(b)(1)(i)☒
Rule 12h-3(b)(1)(ii)☐
Rule 15d-6☐
Rule 15d-22(b)☐

Approximate number of holders of record as of the certification or notice date:  266

Pursuant to the requirements of the Securities Exchange Act of 1934, Emmis Communications Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2020

EMMIS COMMUNICATIONS CORPORATION

By:	/s/ J. Scott Enright
	Name:	J. Scott Enright
	Title:	Executive Vice President, General Counsel & Secretary